ELEMENTAL ROYALTY ANNOUNCES INCLUSION IN RUSSELL 3000®, RUSSELL 2000® AND S&P/TSX GLOBAL GOLD INDEX

June 17, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or the "Company") is pleased to announce the Company has been included in the list of additions to the Russell 3000®, Russell 2000® and S&P/TSX Global Gold Index.

S&P/TSX Global Gold Index

Elemental is expected to be added to the S&P/TSX Global Gold Index, effective prior to the open of trading on Monday, June 22, 2026, as disclosed by S&P Dow Jones Indices on June 5, 2026. The S&P/TSX Global Gold Index is designed to provide investors with exposure to global gold securities and is widely followed by market participants seeking diversified exposure to the gold sector.

Russell 3000® and Russell 2000® Indexes

Elemental is also expected to join the broad-market Russell 3000® Index and the small-cap Russell 2000® Index at the conclusion of the June 2026 Russell Reconstitution, effective after the U.S. market close on June 26, 2026.

The June reconstitution of the Russell US indexes captures up to the 4,000 largest U.S. stocks as of April 30, ranking them by total market capitalization. Membership in the Russell 2000® Index, which remains in place for half a year beginning 2026, is based on membership of the broad-market Russell 3000® Index. The Company will also automatically be added to the appropriate growth and value indexes.

S&P and Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. According to data as of the end of June 2025, about $12.2 trillion in assets are benchmarked against the Russell US indexes, which belong to FTSE Russell, the global index provider.

Elemental's inclusion in these indexes marks another important milestone in the Company's continued growth as an emerging mid-tier, gold-focused royalty company.

Elemental Chief Executive Officer, David M. Cole, commented: "Our inclusion in these indexes is recognition of Elemental's growth and relevance within the global gold sector. These milestones broaden Elemental's visibility with both Canadian and U.S. institutional and index-oriented investors. We remain focused on building a high-quality royalty platform that delivers immediate cash flow, diversified growth, and long-term discovery upside for shareholders."

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K106

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker Symbol "ELE".

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Elemental Royalty Corporation | www.elementalroyalty.com
info@elementalroyalty.com